Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Transcript

IPO Edge

Jason Wilk

December 20, 2021

John Jannarone:

Good afternoon. Thank you for joining I’m John Jannarone, editor and chief of IPO Edge here with my colleague Jarrett Banks for one of our final fireside chats of the year. Thank you everyone who’s tuned in. We are here today with Jason Wilk, who’s the co-founder and CEO of Dave Inc, a very exciting young business that’s disrupting the banking sector by eliminating things like unfair, late payment fees, especially those on lower income people. Dave, of course, is going public through a merger with VPC Impact Acquisition Holdings III, Inc. That’s on NYSE:VPCC, so investors who buy that SPAC now will see it turn into regular shares of Dave pretty soon in the new year. One thing I’d like to point out is that there’s a vote coming up in early January. There’s no reason to wait until the vote deadline. And even if you’re a smaller investor, it’s always important to vote your shares because in aggregate they add up to quite a bit. Before we meet Jason, just a couple quick things here. We encourage the audience to ask questions and we’ll get to those in the second half of the hour. Most easily, you can do that by submitting them there on the Zoom portal right in front of you. Alternatively, if you prefer to email them to us, you can shoot an email to editor@IPO-Edge.com. Lastly, if you’d like to watch the replay, if you tune in late, or you have to jump, you can find that most easily later this afternoon, just by looking up the VPCC ticker on your Bloomberg terminal or on Yahoo! Finance or at the top of our homepage, IPO-Edge.com. Before we bring on Jason, just one more thing, I believe we have a video here to show you to give you a quick overview of the business. Jarrett, play that.

Voiceover Speaker 1 from Video:

Why are millions of Americans celebrating their switch to Dave banking? Dave can raise your credit score up to 50 points with Level Credit, interest free cash advances up to $250. You can also get paid up to two days early. You can earn extra cash by tapping into dozens of job opportunities with Dave’s unique Side Hustle feature. Switch to Dave banking to join the celebration.

Voiceover Speaker 2 from Video:

Woo. Come on Dave.

Voiceover Speaker 1 from Video:

Dave, more than a bank. Download now.

John Jannarone:

All right, great. I’m going to pass the baton here to Jarrett Banks, who’s going to introduce today’s guest. Jarrett, go for it.

Jarrett Banks:

Sure. Thank you very much, John. Just one second here and welcome, Jason.

Jason WIlk:

Thanks, Jarrett. Good to be here. Appreciate the intro, John.

Jarrett Banks:

So Jason, you founded this company in 2017. Can you tell us a little bit about your career up to that point and what you hope to achieve with Dave?

Jason WIlk:

Yeah, so I’m a lifelong entrepreneur, always been looking to build products that help out the everyday consumer. My first business was coming out of college. I built a company called One Day Sports, which was ultimately a flash sale site to help people access less expensive golf equipment. That was a great little business I had built and sold in 2008. And then my next business, I got into Y Combinator to build a advertising technology company to help media companies save money on video distribution and ultimately help smaller websites make money from online video content. From there, I really wanted to tackle a major problem and growing up, going through school after college, got hit with a lot of overdraft fees. I hated the problem. I knew it was a bigger problem as well on places like Reddit, who has always had their pitch forks out for the same issue. And so I figured if I could solve the situation of overdraft, that would be a great stepping stone to disrupting banking.

Jarrett Banks:

Fantastic. Now, why are there so many different kinds of banking fees? I mean, you mentioned overdraft, but there’s also monthly maintenance, short term credit card fees. Why so many?

Jason WIlk:

The banks have a huge cost structure and they have not been innovated. And so there’s just been a bunch of them that have banded together to keep fees high, ultimately because they all have significantly high cost structures compared to Dave. When you’re a bank that has 30,000 programmers and 20,000 bank branches and a bunch of bank tellers, the way to make money off of that is to charge high fees to recoup those costs and make profits. Dave is a software business at the heart, and with only 250 employees, we’ve got to over 12 million customers with significant revenue and we’re doing so at a fraction of the cost that big banks charge for the same great products.

Jarrett Banks:

Now we were talking about this a little bit before the broadcast. Can you just explain the name, Dave?

Jason WIlk:

So Dave stands for the everyday American consumer that is being taken advantage of by the major banks. I was one of those people as well, always getting hit with those $34 fees for that $5 cup of coffee. I grew tired of it. And so I wanted to build a brand for me. And so Dave represented that everyday American customer. It also represents Dave versus Goliath given we were three co-founders that didn’t have a lot of experience in financial technology going up against these major incumbents, it was a great story.

Jarrett Banks:

That’s really interesting. And how does this younger generation of adults look at the banking system and fees in particular?

Jason WIlk:

From a young population, their brand affinity towards these major banks is at an all time low, myself included. I was used to growing up where your parents have a relationship with your bank teller. It’s a very community driven experience. And now, especially as accelerated by the COVID pandemic, your relationship with an in-person banker is gone. And so now it’s about who can build you the best possible product. And from my perspective, that’s going to come from software technology companies, not from large incumbent banks with these antiquated technology stacks.

Jarrett Banks:

Got it. Now your business certainly looks public markets ready, and one would’ve thought an IPO may have been an option. Why did you guys go via SPAC?

Jason WIlk:

That’s a great question. I mean, we absolutely are an IPO ready company. When we decided to go down the SPAC route, we went down that route specifically because we had a great market validator with Tiger Global coming in and offering to be our anchor investor and also to set the price. And so with Dave, we’ve raised such a little amount of capital since we started the company. We’ve only raised 60 million in total equity to date. And so when it came time to deciding our next step, having a guaranteed amount of money from someone like Tiger with a validating valuation around that four billion from them, gave us a lot of confidence that a SPAC was the right way to go versus an IPO, which can be quite a bit more expensive, can take quite a bit longer, and ultimately you don’t have that price discovery and ultimate capital event until much later in the process. And so we liked the certainty of the SPAC market, even though we have our work to do to separate out and educate people that we really are an IPO quality company, not that of a typical SPAC right now.

Jarrett Banks:

And why VPCC in particular?

Jason WIlk:

So Victory Park was a long term investor in the business. They are experts in the credit field. And so when it came time to picking our SPAC sponsor, of which we had the luxury to do, we went with guys who really knew the industry the best, and they also had a vehicle that was the perfect size for us, which was 254 million.

Jarrett Banks:

Got it. Well, let’s take a dive into the company here for a second. Can you explain how your model works and where?

Jason WIlk:

Yeah, so our model... Jarrett, can you hear me?

Jarrett Banks:

Did we freeze?

Jason WIlk:

I think we froze for a second. Can you hear me now?

Jarrett Banks:

I can hear you. I can hear you. Great.

John Jannarone:

I think we’re all good. It was temporary. All good. Go ahead guys.

Jason WIlk:

Okay, good. So our model is quite simple. It is a free banking solution and we make money in a few different ways. We have a Financial Insights product. So for members that want to know about upcoming bills, like a water power bill or Netflix that can alert you about a potential low balance, we charge a dollar a month for that product. Our overdraft solution, which we call Extra Cash, will give you up to $250 the same day you join at no interest, no late fees, no credit check. And that product is entirely free to use. You can access it within minutes of downloading the Dave app. With that product, we make money in two ways. You can access it for free, but if you want the money sent to an external bank account, instantly similar to Venmo or Cash app, we charge a small processing fee for that. Additionally, we make money from tips. So customers who love the Dave app experience so much. We ask people when they use our overdraft solution, if that’s worth anything to them. Oftentimes we get a few bucks from customers who are really enjoying this compared to the significant amount of overdraft fees they’re used to paying at their normal bank. We also have a great product called Side Hustle, which helps you find work at places like DoorDash or Instacart, and about 30 other gig employers. We make money from referral fees on that product when people apply for the jobs. And then lastly, and most importantly, we make money from interchange. So every time someone swipes their Dave debit MasterCard, MasterCard pays us around one to one and a half percent of each of those swipes. And that comes at no cost to the consumer, which is a great way for us to drive revenue.

Jarrett Banks:

Great. And what’s the total addressable market opportunity here?

Jason WIlk:

It’s about 150 million Americans that we bucket in the sort of “financially vulnerable” category. So that’s someone who’s over drafting ten or twenty times per year. That’s about 40 million people shockingly in this country. Then we have the “financially coping,” which is those that they’re struggling with some, but not all their financial lives. They need access to better savings. They need access to products with no fees. And that’s about 131 million people in this country. And so all in all, it is a significant TAM that we’re going after. And we feel like we’re very early on in the disruption as people are just now getting comfortable moving their bank over to a totally digital solution.

Jarrett Banks:

Now, you mentioned the Side Hustlers. Who are we talking about here?

Jason WIlk:

We’re talking about the customer who needs additional income on the side. So we would bucket that into the more financially vulnerable category. That’s someone who is paying too much in bank fees. And that can be from a couple reasons. One, it could be from just a bad relationship with their bank, being hit with too many fees, or it could just be that they need additional income to support their lifestyle. And so we found that the gig economy is a great way to add 40 to a few hundred dollars a week to your paycheck with not many hours of work. And that’s been a really great application for us with about three million applications for work being submitted. And our members have earned about 300 million in net new income.

Jarrett Banks:

Got it. Now let’s discuss your customer profiles. Give us an overview of the three types.

Jason WIlk:

So if you look at the three types of customers, it’s generally a younger audience. So we call that sort of the “chaos climber” of today, which is really someone who’s in their… call it 18 to 25. They’re fresh out of school. They’re looking to build credit. So they’re downloading Dave to take advantage of our credit building solution. They’re taking advantage of our free overdraft. They’re finding additional ways to make money on the side while they’re in school or just out of school. And most importantly, they’re avoiding all the predatory bank fees. Our average customer at Dave who joins the product is paying about three to four hundred dollars a year at a traditional bank before they make the switch over to us. And putting that money back in people’s pockets is a huge stepping stone to accessing other products like larger credit and building for your financial future. From there, we have the 25 to 35 and then 35 and up, and that’s the customer that we’re ultimately building for right now because all of our younger customers, we need to make sure we can graduate them into products as they grow in their financial lives. And that’s where we see some significant ARPU expansion for us as we can make more money off our customers in the future, but doing so in a way that is very consumer friendly and actually is a lot cheaper than what they’ve ever seen at a legacy bank.

Jarrett Banks:

Speaking of consumer friendly, how do you approach customer service without in person contact?

Jason WIlk:

We find that largely younger consumers like chat. And so about 70% of our members are opting for chat even though we have live people that customers can talk to. We don’t have any bank branch anymore, but especially with this pandemic, that’s the last place people want to go is stand in line at the bank right now. So we’re finding that phone is sufficient, email obviously. We have social media support as well. So you can solve your concern over Twitter. But chat, we find to be the most effective in what people are liking the most.

Jarrett Banks:

Would you ever consider opening a bank branch? I mean, they seem expensive to operate.

Jason WIlk:

They seem expensive. Although from a marketing perspective, there could be something interesting there just to get more exposure. But as far as having a bunch of tellers and being at… to make that a primary place to get things done, it’s just not necessary anymore. And as we’re trying to really provide access and opportunity for everyone in their financial life, we want to make sure that people have the same good experiences that has nothing to do with their gender, race, age, religion. And so I think having a total digital experience helps you really provide that best experience and completely unbiased.

Jarrett Banks:

Great. Let’s talk about comps. Which are the best for investors to consider and why?

Jason WIlk:

Yeah. I think while we’re out there are in market, Nubank is an interesting story from Brazil, I mean, offering an unparalleled credit solution that also has banking down there. They’ve done exceptionally well. Something like an Affirm, which is really powering buy now pay later, more like a four paycheck installment. Dave does not offer four installments, but we are giving people up to $250 to go buy all their everyday essentials and they pay us back on their paycheck date. So we’re less of a buy now and pay later and much more of a buy now and pay on your paycheck date, which is what a lot of people are looking for when they’re trying to go get those everyday essentials. SoFi is another interesting one that we pay attention to, although that’s much more of a platform play. And we’re excited to see other players come on the scene next year in this neo banking category that would be good comps for us as well.

Jarrett Banks:

Great. Can you tell us about the brand affinity you’ve developed and give us any measurements?

Jason WIlk:

Yeah, that was a really interesting study we did last year just to see how Dave’s brand stacks up against everyone else in the industry. And I mean, we’re very biased, but we were surprised to see that Dave was number one in FinTech over the major guys like Cash App and Venmo and other products that have gained a lot of customer prestige and have had billions of dollars and the backing of major public companies to go build that brand affinity. Again, Dave has only raised 60 million and we’ve been out there in market for just over four years. So to see us top that list, I think says a lot about our mission, which is to level the financial playing field. And additionally, we think it speaks to the simplicity of our brand name of Dave. We own dave.com, our domain name, which is awesome. And additionally we’ve got the backing of some great marque investors like Mark Cuban, who’ve been strong supporters of the business, and Mark’s even been on the board for the last five years.

Jarrett Banks:

Great. Now this is a very important topic here. Can you explain your focus on building community and promoting financial inclusion and education?

Jason WIlk:

Yeah, so building community is something that’s key. We want to make sure that we’re building products that other people at Dave use with their friends and family. And we find that to be the case. Some of our most popular days for marketing is around 4th of July, that we see a lot of people getting together with friends and family and spreading the word about Dave. Additionally, we do a lot of community give back stuff as well with our partnership with Feeding America. When customers do give us any kind of a tip at Dave, we give a portion of every single tip back to Feeding America, and we’ve pledged 13 million meals to date. So you’re going to see a lot more from us as we help our customers directly, even with their financial health. Financial inclusion is something that runs deep within the company, making sure that products are accessible, that they’re affordable and they’re usable is the sort of definition of financial inclusion and something we strive for deeply as we look to level this financial playing field and give access to financial opportunity for everyone.

Jarrett Banks:

Can you tell us about your plans to capture market share? And then I guess alongside that, is there any potential for M&A on the horizon or do you plan to keep it organic?

Jason WIlk:

I think M&A is definitely an interesting opportunity for the business to grow inorganically. But we’re mostly excited to get this additional capital in the door, depending on redemptions, anywhere from 210 to 400 million plus into the company and a lot of that’s going to go towards just growing the company and growing the brand further. We’ve been very efficient on our marketing. We have a great return on all of our marketing spend, and you’re going to see a lot more from us from specific marketing partnerships and brand partnerships that we think will bolster the brand trust and love of Dave, and also lead to that long term relationship with our members.

Jarrett Banks:

Great. Can you tell us a little bit about your management team?

Jason WIlk:

Yes. Management team is excellent. If we look to our general council, John Ricci, he was the general council at Green Dot for 13 years, knows a ton about the industry, about buying banks, about operating in this heavily regulated industry. So he’s been a great partner to have. We have our longtime CFO who’s the one taking us public. He’s been with the business since early on. He has a great background in investment banking from CenterView Partners in New York. We have our Chief People Officer, Shannon Sullivan, who comes to us from Hulu. And she saw a lot of the scale there from several hundred people to several thousand. So it’s great to have somebody in our corner that knows about scaling people, organizations so quickly and having that great organization around human resources, which is critical to the growth of any company. And next, our VP of Customer Success and Risk also hails from Green Dot. She was there for 13 years. So having this wealth of sort of FinTech experience around the table has been really welcomed as we’re going out to build this great public company.

Jarrett Banks:

Okay, let’s get into your competitive advantage in a differentiated space like FinTech.

Jason WIlk:

Our competitive advantage really stems at the top of our acquisition funnel, which is transforming short term credit. America’s paying way too much in things like overdraft fees and interest fees. Overdraft is about a $20 billion a year industry that people are grossly over paying for, which we’re disrupting with our Extra Cash product. But additionally, we think that there’s a lot more room to use those learnings to further disrupt short term credit, which is ultimately at $200 billion in interest and late fees that the everyday American is over paying for. So we think that differentiating in credit, given that we’ve given out 50 million Extra Cash advances to date, we have a treasure trove of data around that product. And so leaning in with that as a way to help people out of financial distress and then offer a wealth of amazing products from free banking to other products we’re going to layer in around that customer, we think is a major strategic advantage for us. Additionally, the brand is second to none. I mean, when it comes to building a financial institution, there are 14,000 banks in this country. And there’s a reason why Dave, in a little over four years, has built trust and love with the consumers to have so many customers so quick. And that comes back to just being a very focused and helpful brand with an easy to spell name and a great mission to match.

Jarrett Banks:

Great. Can we get a little bit into how you use the data, how your tech capabilities allow you to keep user adoption costs pretty modest?

Jason WIlk:

Yeah, so we get started in a pretty unique way with our customers and we have them connect their old bank account wherever they’re coming from. And by doing so, we’re able to see about six months of someone’s past transaction data, and transactions are a great trade off for us to instantly be able to underwrite someone for credit the same day that they joined. That’s been an unparalleled experience for our members versus our competition, which oftentimes make you wait 30 days or have a direct deposit relationship with them before you can get access to anything. So that access to data is key, as we have billions of data points now, which we can use to underwrite consumers for credit. We started out by offering only $75 of extra cash for members when we first launched. And using that data on a machine learning model, it can now give up to $250 and get the exact same loss ratio. So that gives us a lot of hope that we can really start to help people out with more forms of low or no cost credit using that same kind of model. And that’s a big differentiator between us and the competition.

Jarrett Banks:

Great. And then a step back here, we had Maxine Waters chiding some of the big banks over overdraft fees. What does the regulatory landscape look like to you? Do you sense the political zeitgeist in Washington sort of moving in your favor against things like overdraft fees?

Jason WIlk:

I ultimately don’t think that regulatory is going to have to even get involved. It’s great that they are taking a look, but this is a free market thing that’s going to take care of itself, in my opinion. With something like Dave, which is so consumer friendly, does not charge the fees the big banks offer, and we have such a better customer experience, that’s going to get the notice of the major incumbents. So they don’t need a regulator to tell them what to do. They’re just going to be losing customers, and there’s nothing scarier than that ultimately for their business model at the end of the day.

Jarrett Banks:

Great. Talk to us a little bit more about your average revenue per user and how you’ve seen that increase dramatically.

Jason WIlk:

Yeah, so we’re making great ARPU per user right now. And we feel great about that because we’re so on the side of the customer at the same time. And that revenue is comprised of those optional fees, plus referral fees and interchange. And ultimately, those are all on the side of the consumer. And we think that the opportunity to expand from here, I think we’re about $5 in ARPU per month per user. But the ability scale that up over time is so significant as we enter into other traditional products and finance that we’re going to continue to disrupt.

Jarrett Banks:

Fantastic. Now you have very strong unit economics. Can you talk to us about some of these high impact products?

Jason WIlk:

Yeah. So the economics on something like Extra Cash has been a great way for us to build the business, because it’s our number one way we’re acquiring customers in the door. And through our optional fee model, we do have good gross margin. The business as a whole is operating about 60 plus percent gross margin, which is great for a young business. And that will improve over time, as we believe that we can cross sell customers into new products from lending to investing at no additional CAC. And that will just increase the amount of gross margin we have on the customer, while saving them hundreds of dollars of what they’re typically used to pay at a traditional bank.

Jarrett Banks:

Fantastic. I’m going to bring my colleague John back in, and we’d like to invite everyone to keep asking questions here. John, take it away.

John Jannarone:

Thanks a lot. Yeah, I see a few questions coming in. We’ll get to those momentarily. Jason, I want to tell you, I actually took a stroll over to the Chase branch near here before our event today, just to kind of feel out the legacy bank landscape. And I noticed a couple things. One, there was a gentleman in front of me in line and the teller asked him if he had the Chase app. And he said, “No. No, I don’t want that on my phone,” because he is afraid. Is that truly a generational thing? I mean, my guess is that people in their twenties would never feel that way. I mean, I’m just curious what you’ve observed.

Jason WIlk:

I think that’s generational and that’s going to tend to switch. If you look at a company like Plaid, that is our gateway to connecting on consumer checking accounts, I think Plaid at this point is the majority of the country has now authenticated their account through a service like that. So it’s the norm. But look, I still think that we are in the early adopter mode of FinTech right now especially for those that are willing to move their entire primary paycheck over. I would bucket those customers as financially vulnerable, they’re being so taken advantage of by the big banks that it makes complete sense to just jump ship from day one. As we try and get another person who they’re unstable in some but not all their financial life, it’s going to take a lot more branding and trust to ultimately convince that customer over. So that’s where we think we’re excited to continuously get access to that 131 million people that will take more time for us to switch over, but eventually it will happen.

John Jannarone:

Great. Something else that I noticed, I was looking at the ATM and there’s a sign next to it that said, “No overdraft fees up to over draws of $50,” or something. So it seems that some of these big banks are trying stop punishing people for these little mistakes they make. But at the end of the day, do they depend so much on those fees because of their cost structure that they kind of have to keep them there?

Jason WIlk:

That’s all our understanding. I obviously do not trust the big banks, because even if they were to get rid of overdraft in some frame, they need to make the money back somehow. So that’s going to show up in the form of higher minimum balance fees, check cashing, some other fee that we haven’t seen yet. They’ll make up for it somehow because ultimately their cost structure is so high, and that’s not going away anytime soon.

John Jannarone:

Great. There’s a question that just popped in here. This is making me think of RobinHood, of course. Someone’s asking, is there a way to invest in stocks through your platform or a partner platform?

Jason WIlk:

Not yet. That’s something we’re looking at. And whether it’s sort of crypto or traditional wealth investing, that’s not officially on the roadmap yet but it’s something we’re looking at from a variety of angles.

John Jannarone:

Great. So something else I was just thinking of is, of course I was in the branch not long ago here. Do you offer some of these legacy or traditional services like checkbooks and that sort of thing or does your customer not really want that stuff?

Jason WIlk:

We get so little requests for checkbooks. I mean, it’s so interesting how antiquated technology checks are. I mean, you can go onto I think checks.com and you can order checks from there. They just literally print your account and routing number. That’s all a check is, a piece of paper with your account and routing number on it that some of those machine, remote deposit capture things can just pick up the numbers. So it’s kind of scary technology that that is actually even pervasive in our financial system. So we try to stay away from that. Although you can mail a paper check through the Dave app at no cost.

John Jannarone:

Yeah, it’s funny. I mean, I know a lot of people haven’t bought checks in years, and that seems to be the direction it’s going. Let’s talk a bit about your partners, your investors. So we talked about Mark Cuban of course, and Entire Global, but I think it’s interesting that you’ve also got Capital One. So Capital One, of course, I think I get mail from them pretty often. They’re big in consumer credit cards, right? What is their view on this? I mean, I guess they see a shift happening and they like what you’re doing. Is there any kind of partnership or is it purely a financial investment?

Jason WIlk:

It was purely a financial investment many years ago for them to sort of keep an eye on close competition. And ultimately, we weren’t sure where that partnership was going to go. I think they were surprised at how fast that we grew. They had seen a lot of FinTech sort of rise up to the tune of a couple hundred thousand customers, but not really scale beyond that. And so now they’re a grateful shareholder and somebody who has had a front row seat to seeing how disruptive a fee free overdraft alternative can be as we see with their own product they’re trying to roll out.

PART 2 OF 4 ENDS [00:30:04]

John Jannarone:

Gotcha. Something that I noticed in the investor presentation, which by the way, I would encourage everyone to check out; just Google Dave Investor Presentation. You’ll find it right away. There’s a statistic in there; $300-400 a year in fees. I’m wondering, has that gone up over time and do you think it will keep going up? And when I see a number that big I’m wondering, gosh, is that contributing a lot to revenue growth, these big banks?

Jason WIlk:

It’s huge. And that’s just for one customer. And that doesn’t include all the other fees that they’re possibly paying. So we’re talking three or four hundred dollars in fees. That’s just overdraft and minimum balances you’re talking about. That doesn’t include the 30 to 300 billion dollars in fees they’re paying in other stuff. So if we truly calculated interest and everything else on behalf of our customers, it would be even a lot higher than that. For most paycheck to paycheck customers, they’re spending about 13% of their paycheck on bank fees and interest and late fees on credit. It’s a significant portion of people’s overall take home pay.

John Jannarone:

Gotcha. You and Jared talked about the regulatory landscape a little bit, but in my years as a financial journalist, I’ve covered various parts of the financial sector. In particular, I’m thinking of some of these payday lenders and there are laws there to help protect consumers like usury laws. But when it comes to these overdraft fees, they’re just not that much. Are these banks basically able to charge as much as their customers will put up with?

Jason WIlk:

Yeah, that’s right. So $34 every time you overdraft up to a hundred bucks a day. It’s crazy. I can’t believe that existed for as long as it did, and I’m really happy to see that things are finally to starting to change; and all from a little company that was born in LA that’s having a massive impact on this old industry that’s hurting consumers.

John Jannarone:

Gotcha. I was just talking before about how some of these older Americans are nervous about having a bank app on their phone, but can you talk a little bit about some of the security features you have in place to make sure everybody’s money is safe?

Jason WIlk:

Yeah. I think we’ve seen a huge boom in just digital security over the past few years. Dave is as much of a Fort Knox as any of these legacy banks at this point. So we feel very confident in our ability to safely bank people, hold their assets and be a primary destination for their capital.

John Jannarone:

A question just popped up here. Somebody’s asking about what kind of a competitive moat you have. This sounds like a great business, but what’s to prevent somebody else from trying to do something similar?

Jason WIlk:

Well, ultimately our competitive moat stems from our brand and the second piece is around cost of credit. We are the best in the business of helping people get access to money the same day that they join. And the amount of data we have is we think a massive moat to not only get people money the same day they join, but use that same data to graduate people into other forms of credit as we grow with them in their relationship. That’s going to be hard to emulate in a major way and something we’re excited to continue on. Additionally, our moat, we think is just providing benefits to our consumers, to help them level up their financial relationship. So for example, we have the ability to now help our members build their credit just by paying their rent and cell phone bill on time.

Jason WIlk:

We report those bills to the bureau. And so people can now build their credit through Dave and we can help them grow in their financial life, which ultimately leads to cheaper cost of credit, helps lead to more money in their account, which ultimately leads to having more money set aside for savings and investing. So this sort of customer flywheel, we think we’re building a relationship that people never have to leave. And that’s going to be challenging.

John Jannarone:

Great. Question here from another John. He just asked, “Are you FDIC insured?”

Jason WIlk:

So we are through our bank partner. So all assets are stored at Evolve Bank & Trust. That’s who’s powering our banking solution on the backend, and yes, it is all FDIC insured.

John Jannarone:

Okay. For folks who are familiar with the traditional banks, of course, you’ve got national banks and regional, even local banks. And I’m looking out the window here, at the fifth third here in Florida. You’re not going to have that all over the country. Where are your customers? Are you basically free to operate nationwide, so you’re effectively national yourself?

Jason WIlk:

Yes, that’s right. We’re totally national.

John Jannarone:

Great. Let’s see. Another one just came in here. So just getting back to this idea, Jason, with Chase and this $50 buffer that they’re giving people, are you noticing other banks do the same thing, respond and try to at least come across as not looking as aggressive with fees? Maybe it’s because they notice what you’re doing.

Jason WIlk:

We haven’t seen much so far. We’ve seen Chase make a move there with $50. Bank of America’s actually had an advanced product for quite some time. We have to be a direct deposit member for over a year. And so that’s obviously a pretty high barrier to get through to have to wait that long. But I think we will start to see that there will be some relief around overdraft, but ultimately customers need access to funds for a certain amount of time. 50 bucks one time we find is a challenge. We’ve now gone all the way up to 250 and no interest. You only have to pay us back on your next paycheck date, which we know. Banks have very little technology in the way of knowing when you get paid. And so for us, we are able to use that as a way to give people money until they get money next. So this whole notion of just spotting you 50 bucks for the day until you hit for a fee doesn’t really help people that often. They need money until the next paycheck hits.

John Jannarone:

How are you able to know that? Just because you can see people getting direct deposits and it’s showing up in there, so you can track that?

Jason WIlk:

Yeah. And through when the customer first joins, when they link their existing bank account, we can see that recurring deposit history. And we base a lot of that underwriting on their consistent paycheck dates. One of the things we’re best at.

John Jannarone:

That reminds me, when you’re acquiring new customers, are these often people who are getting their first bank account with you guys, or is it more people who are leaving their Citibank account behind?

Jason WIlk:

It’s almost always right now people leaving their existing bank. And we’re leaning in more, especially next year, into people that this is their first bank account ever. But I would say for the most part, it’s customers that are fed up; that are fed up paying fees and a bank account that’s not helping them. And so when they see something like Dave and they can give it a try for free, that’s our biggest source of acquisition, is switchers.

John Jannarone:

Gotcha. I remember when I had my first bank account. I was probably 12 and I had this little bank book. Can you go after people at a very young age like that? It seems like, when I think young, I’m thinking twenties, but why not? Could you attract teenagers too?

Jason WIlk:

Yeah, absolutely. I think there’s been some interesting startups that have come out that are specifically geared towards teenagers, but ultimately I think those companies will be disrupted by all of us that will eventually just start offering teen accounts of our own. There’s really no reason for that. There’s no reason why you don’t want the whole family using the product. And so I think that’s something we’ll be looking at

John Jannarone:

I’m not actively trading on Robinhood or anything, but just to understand it, I downloaded the app and I was astonished at how fast you can get an account set up. Do you guys offer something very quick too, so that people can almost immediately start using your services?

Jason WIlk:

Yeah. It’s almost instant. And now we have a partnership with Apple Pay and Google Pay that would be complete by January. And so you can load funds on your account. You can spend funds the same day. If you get in advance with us, you can spend it using your Dave card and your virtual wallet within seconds of joining. So we’re really trying to double down on that experience to make Dave the best place to bank. And then if you use it for credit, the best place to spend the credit as well.

John Jannarone:

Great. Let’s talk about the SPAC transaction a little bit more. Something that I noticed, and you and I discussed actually before we started today, is that you actually created a tremendous amount of revenue with a relatively small amount of private equity investment; just $60 million or so. With this transaction, you’re going to be flushed with cash. So where is most of this going to go? Is it going to be marketing customer acquisition?

Jason WIlk:

Yeah. Marketing customer acquisition, building the brand. As I mentioned, I think we’re still in the early innings of people, those most willing to switch over their account are the most that are highly affected. But as we were trying to build this brand further, that trust in brands need to be built out a lot more if we want to totally access that entire TAM. And so a lot of what we’ll go into is really strategic marketing and brand partnerships that we’re excited about. And additionally, just continuing to grow the team as well. There’s so many people that want to work for Dave and for this mission. And we’re a virtual first company now so we’re hiring people from all across the country and at a pretty fast clip.

John Jannarone:

Great. Another question here. Do you offer POD or TOD beneficiary designated accounts?

Jason WIlk:

Not as of right now, but it’s something we’re looking into.

John Jannarone:

Great. Jason, I noted something that you mentioned earlier, which is that when you first took a look at this sector, it probably was a little bit intimidating. Were there some serious challenges in the beginning? Did you have to get your own bank charter or is that what the Evolve partnership’s about?

Jason WIlk:

That was eventually the Evolve partnership and they were a payment processor early on because the evolution of the business was we really just wanted it to be a way for you to prevent an overdraft fee at your existing bank. So you would download Dave, you would connect your account to us, we would predict job coming bills, and then we would spot you for any bills that you couldn’t afford. And even that product took in a lot of learnings and how to understand the payment infrastructure and the underwriting technology. And we built all that stuff from scratch. So it was a major learning curve for us to get there. Now the future of the business is Dave Banking and we’ll be fully leaning in on that strategy in 2022, as we make Dave give basically every customer their own free Dave account. And that will be our primary source of where we try to get people to spend their credit with us as well.

John Jannarone:

Great. What about your talent to the company, your employees? The labor market is so tight right now. Have you had any trouble attracting highly qualified people?

Jason WIlk:

We have not, as of recently. Our hiring is really accelerated through becoming a virtual first business, and we’ve got a great people team led by our awesome chief people officer. So we’re not seeing that same result. And if anything, we’re finding great finance talent in places where there’s typically just old big banks that they can work for, now can jump ship and work for a great FinTech company that’s offering new and innovative stuff.

John Jannarone:

Great. Now, Jared talked to you a bit about comps, but I want to ask you something. Investing in banks, it’s unique compared to other industries. There are things that you look at, like the yield curve and so on to determine whether or not a bank’s going to do well. When you talk to investors, do they think about those same things or do they look at you more as a FinTech?

Jason WIlk:

We really should be composites as a software business. We’re building software technology. We have great gross margins. The revenue is highly recurring in nature, given the interchange and necessity for the need to access overdraft funds. And so that’s how we think of ourselves here; less of a bank that’s much more of a service business and makes money off of deposits.

John Jannarone:

Great question just popped in here. This merger comes at a time of increasing regulatory interest in FinTech. Does that concern you at all?

Jason WIlk:

Not particularly. We just had a couple yearlong discussion with the CapB around our product in particular, and we were happy to be on the other side of that. Now they’re looking at things like buy now pay later, but ultimately I think it’s good that the regulators are looking into to FinTech because we want to make sure that everyone’s acting in the right way by their customers. But buy now pay later, I think what those companies are doing is fantastic for offering low cost credit to consumers because they’re making the lion’s share their revenue from merchants. And so instead of charging a customer high interest for a purchase, that interest is coming from Peloton and Best Buy and Walmart. I think that’s a great way to offer low cost credit. So I think all those BNPL companies will come out on the right side of that.

John Jannarone:

Great. I just want to get back to this regulatory thing again. Do you have to make regular reports to state regulators or federal regulators? How does that work, or does the Evolve partnership relieve you of some of that responsibility?

Jason WIlk:

That’s why the Evolve relationship is really valuable for us. They can take on the regulatory burden. They do all the review of all of our advertising and policies and procedures. So it’s great to have a partnership there, especially as we’re a young company, so trying to operate a bank right now would be a little bit crazy.

John Jannarone:

I’m curious about your marketing. What approaches have you found most effective? And I think what we watched looked like a TV commercial in the beginning here, but can you talk about the various forms of advertising or SEO or other ways where these dollars are going to go to attract new customers?

Jason WIlk:

As you can see in that opening screen, we really focus on customer centric pain points. People need to build their credit. They need access to funds to feed their family or go purchase their everyday essentials or even to go out for a date or dinner. And so putting people on those everyday scenarios has been unique to Dave, because that’s who we serve; is everyday Americans. And that shows up well in the advertising.

John Jannarone:

We talked about security a bit before, but I’m just curious, a very simple question. I like to use the biometric stuff on my phone, the thumbprint, the facial recognition. Is that what a lot of your customers do, too? The facial recognition when they’re logging in?

Jason WIlk:

Yeah. Face ID is huge for our customers. We also have a pin as well, and all of our employees have two factor authentication on getting into anything to do with the app or the email. So we’re highly sensitive here to security.

John Jannarone:

I imagine that you encourage your customers to save. In this very, very low or zero interest rate, well for now, environment, it’s hard to get any kind of risk free return. Do you help offer your customers ways to earn something on all of those

PART 3 OF 4 ENDS [00:45:04]

John Jannarone:

Do you help offer your customers ways to earn something on the all those hard-earned dollars they’re trying to save?

Jason WIlk:

We don’t right now in terms of an interest rate, but we find that the biggest challenge customers have is not earning interest, because interests are so small on deposits right now. The biggest thing we can offer our customers is telling them how much they can safely save. That technology of letting you know you can set aside this much money or this much money is going to lead to far more savings than getting even 10% interest on your account. I mean, we will try and work on interest in the future, but right now it’s really about the financial education piece and using technology to be a steward of helping people save.

John Jannarone:

That sounds a little bit like Acorns. Do you view those guys as a competitor? I mean they do something somewhat similar in that regard, right?

Jason WIlk:

Yeah. I mean, Acorns is a great business. I mean they help people figure out how much they can safely set aside for savings. I think we will see that be kind of table stakes for all FinTechs that offer a banking solution to offer a roundup capability. So we have that coming soon as well, but great what that company’s done.

John Jannarone:

Great. We talked about you being effectively a national organization, but do you have specific markets that you’re targeting more? I mean, for instance, I imagine that you’re at home there in Los Angeles, so do you spend a lot of time focusing on that area?

Jason WIlk:

We don’t have a particular region. We’re very national in our advertising. We use a lot of data to find where we can acquire customers the most effectively. And it’s not a particular region we’ve been hitting on as of recent.

John Jannarone:

How do you manage all the deposits you have? Are you putting these generally in short term government securities?

Jason WIlk:

So we don’t manage the deposits. The deposit will sit with Evolve Bank and Trust and they’re certainly earning interest on that through treasury, but it’s all incredibly safe and all FDIC insured.

John Jannarone:

Great. Jarett asked you a little bit about M&A but can you talk a little bit more about the specific types of industries that might make sense to grow in through acquisition? I mean, you’ve got a great core business and it looks like the plan you’ve laid out to grow organically is very impressive, but can you give us, if you’ve got a list you might not want to mention the companies you thought of, but can you just give us any more color?

Jason WIlk:

I just think there’s a lot of great companies out there that have built very attractive sticky products for customers that have yet to figure out how to make money. And I think those are great products that would end up well in the Dave ecosystem given we know how to fairly make money on the same side as our consumers, but offering them more choice in our product is always something of interest. And so I think that’s where we’ll look to next.

John Jannarone:

Great. Do most people, when they open an account, just download the app or do people do it on their laptop or desktop too?

Jason WIlk:

We’re all on the app, which is interesting.

John Jannarone:

Oh.

Jason WIlk:

We see a lot of competition that uses a website to acquire customers, but we take people straight to our app and we have a lot of success with that direct app approach.

John Jannarone:

It seems like you use a lot of data. I mean, something that seems very smart to do is keep track of when a payday is for example, but can you talk more about any creative things you might be able to do with all this customer data you have? I mean, I guess one thing is you want to keep it anonymized, but are there things that you guys think about for projects down the road with all this data you have?

Jason WIlk:

Yeah, absolutely. I mean, well for starters, we use a lot of it in our marketing. So we know when you get hit with an overdraft fee at your bank, we know when you get hit with a minimum balance fee, and so those are all everyday marketing moments we can use to tell customers you should stop paying these and to join our service. So that’s a great trade off that our customers get access to free credit. We get access to the data to then better inform them of how good our product is.

Jason WIlk:

From there though, I mean, you can imagine innovative ways we could use that data to figure out are people in your area paying more on their cable bill than you? There’s a lot of learnings we could take from sort of the wisdom of that crowd data.

John Jannarone:

And you said that you haven’t quite as of yet seen the traditional banks try to improve their policy on fees, but something I’m wondering is, you see some banks often rebrand a new segment, like the Goldman Sachs Marcus, that sort of thing. Is it possible that a big bank might want to create its own mini Dave within their organization? Or are they just not set up to do that?

Jason WIlk:

We saw that a couple years ago. JP Morgan has something called Thin, which lasted a hot minute and they already shuttered it. But I think we could see more of that in the future, but ultimately, I mean, you can’t trick consumers so I think they’re ultimately going to figure out what product belongs where, and it has to be an authentic product.

John Jannarone:

Got you. You know, I want to talk about this generational shift once again here. Is there any sense trying to go after older Americans or is there just so much opportunity in the younger cohort that you don’t really spend that much time thinking about it?

Jason WIlk:

We have a decent amount of customers that are above the age of 50 and we’re happy to take those customers as well. I think they just have a little less trust when it comes to the digital only products, but to the extent we can get that customer over the hill there, absolutely. I mean, like we said, we want the whole family.

John Jannarone:

Got you. Do you ever encounter concerns among potential customers that you’re a startup, and you’re young, and putting your life savings all in one place can be a scary thing. Does that ever present a barrier to you or not really?

Jason WIlk:

Not particularly. I mean, I think that ultimately if the money is stored at a secure and safe bank, which is why we like to go to market with a bank partnership, I think that you should not be worried about having your life savings there. And the majority of our customers are more than covered by that $250,000 of FDIC.

John Jannarone:

Great. Can we talk about some of the exciting things that might be coming down the road in the next few years? The core business, it seems to me, is fairly straightforward. You’re going to keep growing by getting more customers and offering the suite of services you have, but are there any other projects that investors should also be thinking about that might not be coming right away, but down the road?

Jason WIlk:

I think, look, Dave wants to offer the full suite to the customer, and make sure that we are that superior banking solution for the everyday American customer. We really think we can do that through a combination of building stuff ourselves, building things through partners, and really building a deep sense of community network effects with our business through peer-to-peer product. So there’s a lot that’s coming down the pipe. I think what’s coming up most recently is going to be our sort of GoFundMe based savings account. So you can use anyone from your friends, family, or social network, and they’ll contribute to anything you’re trying to save for in your life, which we’re excited to roll that out.

John Jannarone:

Great. I think you may have already addressed this, but at the moment, you basically have to keep your money in cash when it’s with Dave, right? You’re not able to put it into other investment products, but perhaps down the road?

Jason WIlk:

Absolutely. Yes.

John Jannarone:

Okay. Great. Someone just asked, “You didn’t have depository service until fairly recently. What was the thought process behind that?”

Jason WIlk:

It was our number one most requested feature. Our customers were so happy with our overdraft product that they said, “We just want to move our entire account to Dave.” So we spent a couple of years building that service and we really didn’t roll that out until the beginning of 2021. And so the fact we already have a couple million customers on that product, and now we’re making that our primary product of the company starting next quarter, we’re super excited to just make Dave be a huge player in this challenger bank space.

John Jannarone:

I just want to get back to this comp discussion again. I think it doesn’t necessarily make sense to look at you. I mean, you said investors should think of you as a software company. But if I look at Affirm or SoFi, what they’re doing is pretty different so it’s not really apples to apples, right?

Jason WIlk:

Well, I mean, a firm, to some extent it’s using a lot of technology to underwrite their consumers, so there’s a lot of carryover there. They’ve got a lot of relationships with brands to cover the interest payment, so from that perspective, it’s very nontraditional. So I think there is definitely some crossover between us and them. Dave, you can buy now, pay on payday. Those guys, you buy now and pay in four installments. And we happen to have a great place to spend your money with us as well.

Jason WIlk:

And ultimately though I think that our value compared to a firm is that we actually own the customer relationship. A firm, most oftentimes, you are checking out on a website and select them as an option, but for Dave, you’re coming to us, you’re opening our app, you’re engaging, and you’re getting your money with us. You’re going to spend that with your Dave card. Any rewards we’re going to roll out will happen with the Dave card itself. So owning that daily relationship we think gives us a lot of opportunity to expand that relationship with the customer to other products, whereas it may be more challenging for buy now, pay later guys to expand beyond what they’re doing, given the episodic relationship as relates to just shopping.

John Jannarone:

Great. Got you. We’ve talked about Evolve quite a bit here. Someone just asked, “Do you have plans to pursue a bank charter?” I mean, I’m not sure why you would need to do that, or is it easy enough just to keep the relationship with Evolve?

Jason WIlk:

It’s easy for us to keep the Evolve relationship. We like working with them and we think that’d be a pretty big distraction, even though we would gain some element of speed on compliance. We just don’t think it’s worth the squeeze just yet.

John Jannarone:

Let’s talk about the business’ scalability. I mean, what’s great about your business is that you don’t have physical branches. So does that mean that as your customer base grows, do you see really significant operating leverage because of that? I mean, I guess you have to hire some additional people for more volume, but a great percentage of your costs are essentially fixed, right?

Jason WIlk:

That’s right. That’s right. And we can, for every 10 employees we hire at Dave, every 10 software engineers, we can effectively help support millions of customers. So that gives us a lot of hope that we can scale this organization, keep the cost structure low, and continue to have great margins here as we service our members and pass those cost savings along to consumers in terms of low prices.

John Jannarone:

Great. Well, we’re running out of time here, Jason. I just want to remind everyone just one more time that there’s a shareholder vote coming up the first week of January. There’s no need to wait until then. In most cases, you just go to your broker’s account, Fidelity, Schwab, whatever it is, and you do it electronically there. No need to actually attend the meeting or wait and even smaller investors should remember to do that. Also we’ll have a replay up. Easiest places on our website, ipo-edge.com or look up the VPCC ticker on your Bloomberg terminal or on Yahoo Finance.

John Jannarone:

Jason, I’m going to give you the last word. Are there any other final thoughts? I think this was pretty comprehensive today.

Jason WIlk:

I think that’s it. We’re grateful to have everyone here as shareholders and we appreciate the time.

John Jannarone:

All right. Thanks a lot, everyone. You have a great one, Jason. Take care.

Jason WIlk:

Thanks John. Appreciate it.

PART 4 OF 4 ENDS [00:56:39]

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) with Dave Inc. (“Dave”), VPC Impact Acquisition Holdings III, Inc. (“VPCC”) filed a registration statement on Form S-4, as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 9, 2021. VPCC has filed with the SEC a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) relating to the Business Combination. On or about December 10, 2021, VPCC commenced mailing of the Definitive Proxy Statement/Prospectus to its stockholders of record as of the close of business on November 12, 2021. This communication is not a substitute for the Definitive Proxy Statement/Prospectus that is both the proxy statement distributed, or to be distributed, to holders of VPCC’s common stock in connection with its solicitation of proxies for the vote by VPCC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DAVE, VPCC, THE BUSINESS COMBINATION AND RELATED MATTERS.

The Definitive Proxy Statement/Prospectus will be or has already been mailed to stockholders of VPCC as of November 12, 2021, the record date established for voting on the Business Combination. VPCC’s stockholders are also be able to obtain copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VPCC upon written request to VPCC by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VPCC, Dave, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VPCC’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding VPCC directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants is also included in the Registration Statement that includes Definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the anticipated closing date of the Business Combination, Dave’s strategic plans and expectation for growth and new products offerings and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Dave’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Dave’s and VPCC’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VPCC’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, the inability to complete the Business Combination due to the failure to obtain approval of VPCC’s stockholders or Dave’s members, the failure to achieve the minimum amount of cash available following any redemptions by VPCC’s stockholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VPCC’s final prospectus dated March 4, 2021 relating to its initial public offering, the Definitive Proxy Statement/Prospectus, and other documents filed by VPCC from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Dave’s and VPCC’s control. All information set forth herein speaks only as of the date hereof in the case of information about VPCC and Dave or the date of such information in the case of information from persons other than VPCC or Dave, and VPCC and Dave disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.